Delta Natural Gas Company, Inc.

2016 Annual Report

Our Mission

Delta will provide premier natural gas services while having a positive impact on customers, employees and shareholders.

To Our Shareholders

Fiscal 2016 has been a challenging year for the Company. We have experienced an extremely warm winter this past year, resulting in decreased regulated sales volumes. Heating degree days for fiscal 2016 were 17% warmer than the 30 year average, compared with 10% colder than the average in the previous year. Further declines this year in natural gas and liquids prices also resulted in nonregulated earnings being less than 2015 levels. Combined with the decreased regulated sales volumes, this resulted in net income declining to $5.5 million, or $.78 per share, for fiscal 2016.

Our employees have continued to provide excellent service to our customers, and this is reflected in our high customer satisfaction levels. We have also continued to emphasize safety for our employees and customers with safety training as well as the provision of public and customer information and meetings. Our employees are very safety conscious and this is reflected in their work and their concern for others, as well as the Company’s good safety record. We greatly appreciate everyone at Delta and applaud all they do each day to serve our customers safely and efficiently.

Our underground storage and transmission operations performed well in 2016, and, despite the warmer weather, total throughput on our system again exceeded 20 bcf. We are refilling our storage field and anticipate a positive contribution to our operations over the next year by storing less expensive gas for use next winter. We plan to drill an additional storage well in 2017 to further enhance the value and capabilities of our storage operations.

We continue to pursue efforts to improve and expand Delta's system and customer base while operating as efficiently as possible. We evaluate opportunities to grow the company in all its aspects, including distribution, transmission, gathering, storage, production and gas sales. We plan to continue these efforts in 2017 as we continue to do our best to increase the value of your investment in the Company.

At its August 18, 2016 meeting, your Board of Directors increased the quarterly cash dividend to $.2075 for shareholders of record as of September 1, 2016 to be paid September 15, 2016, bringing the annualized dividend to $.83 per share. This represents an annual increase of 1.2%. Delta has paid cash dividends to shareholders since 1964 and has increased its cash dividends paid in each of the past 11 years.

Thank you for your involvement as owners of Delta and for your continuing confidence and support.

Glenn R. Jennings
Chairman of the Board,
President and Chief Executive Officer

August 19, 2016

Delta System

Dedicated to positively impacting our communities . . . .

Selected Financial Information

For the Years Ended June 30	2016	2015	2014	2013	2012

Summary of Operations ($)

Operating revenues	64,130,220	86,188,238	95,845,871	80,664,837	74,078,322

Operating income	11,433,992	12,963,861	15,603,439	13,188,679	13,265,228

Net income	5,529,378	6,496,081	8,275,128	7,200,776	5,783,998

Basic and diluted earnings per common share	0.78	0.92	1.19	1.05	0.85

Cash dividends declared per common share	0.82	0.80	0.76	0.72	0.70

Total Assets ($) (a)	188,879,129	187,711,166	185,934,857	183,832,911	182,791,259

Capitalization ($)

Common shareholders' equity	77,726,969	77,221,654	74,728,352	70,005,415	66,220,407

Long-term debt (a)	50,422,796	51,916,296	53,409,696	54,902,896	56,359,896

Total capitalization (a)	128,149,765	129,137,950	128,138,048	124,908,311	122,616,303

Short-Term Debt ($)(b)	1,500,000	1,500,000	1,500,000	1,500,000	1,500,000

Capital Expenditures	6,302,666	9,010,876	8,077,642	7,179,473	7,337,115

(a)
In 2016, we adopted new guidance related to the presentation of debt issuance costs on the consolidated balance sheets. As a result of the adoption, total assets, long-term debt and total capitalization were reclassified to conform to the new presentation, each of which were reduced by $83,704, $90,304, $97,104 and $104,104 for 2015, 2014, 2013, and 2012, respectively. Refer to Note 2 of Notes to Consolidated Financial Statements in Item 8 Financial Statements and Supplementary Data for additional information.

(b)	Includes current portion of long-term debt.

Board of Directors

In order from left to right:

Linda K. Breathitt (a)
Former Commissioner, Public Service Commission
of Kentucky; Energy Consultant; Former Senior
Energy Advisor, Thelen Reid Brown Raysman &
Steiner LLP (law firm); Former Commissioner,
Federal Energy Regulatory Commission,
Washington, D.C.

Jacob P. Cline, III (a)
Attorney, Cline Law Office,
Middlesboro, Kentucky

Sandra C. Gray (b)* (c)
President, Asbury University,
Wilmore, Kentucky

Edward J. Holmes (b)
President, EHI Consultants
(planning and design services),
Lexington, Kentucky

Glenn R. Jennings (c)*
Chairman of the Board, President and Chief Executive Officer

Michael J. Kistner (a)* (c)
Consultant, MJK Consulting (financial consulting),
Louisville, Kentucky

Fred N. Parker (b)
Former President and Chief Executive Officer,
Kentucky River Coal Corporation
(land and natural resource management),
Lexington, Kentucky

Rodney L. Short (a)
President and owner of Red Colt Property and
Investments, Inc.; President and owner of
Rodney Short Builders, Inc. (real estate),
Berea, Kentucky

Arthur E. Walker, Jr. (b)
President, The Walker Company (general and highway construction),
Mount Sterling, Kentucky

(a) Member of Audit Committee
(b) Member of Corporate Governance and Compensation Committee
(c) Member of Executive Committee
* Committee Chair

Officers

John B. Brown, Chief Operating Officer, Treasurer and Secretary

Johnny L. Caudill, Vice President – Distribution

Glenn R. Jennings, Chairman of the Board, President and Chief Executive Officer

Brian S. Ramsey, Vice President – Transmission and Gas Supply

Matthew D. Wesolosky, Vice President – Controller

Corporate Information

Shareholders’ Inquiries

Communications regarding stock transfer requirements, lost certificates, changes of address or other items may be directed to Computershare Investor Services, LLC, the Transfer Agent and Registrar. Communications regarding dividends, the above items or any other shareholder inquiries may be directed to Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, email: ebennett@deltagas.com.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
191 Peachtree St., NE
Suite 2000
Atlanta, GA 30303

Disbursement Agent, Transfer Agent and Registrar for Common Shares; Dividend Reinvestment and Stock Purchase Plan Administrator and Agent

First Class, Registered & Certified Mail
Computershare
P.O. Box 30170
College Station, TX 77842-3170

Overnight Courier
Computershare
211 Quality Circle, Suite 210
College Station, TX 77845
1-888-294-8217

2016 Annual Report

This annual report and the financial statements contained herein are submitted to the shareholders of the Company for their general information and not in connection with any sale or offer to sell, or solicitation of any offer to buy, any securities.

2016 Annual Meeting

The annual meeting of shareholders of the Company will be held at the General Office of the Company in Winchester, Kentucky on November 17, 2016 at 10:00 a.m. Proxies for the annual meeting will be requested from shareholders when notice of meeting, proxy statement and form of proxy are mailed on or about October 6, 2016.

Dividend Reinvestment and Stock Purchase Plan

This plan provides shareholders of record with a convenient way to acquire additional shares of the Company’s common stock without paying brokerage fees. Participants may reinvest their dividends and make optional cash payments to acquire additional shares. Computershare Investor Services, LLC administers the Plan and is the agent for the participants. For more information, inquiries may be directed to Emily P. Bennett, Director - Corporate Services, Delta Natural Gas Company, Inc., 3617 Lexington Road, Winchester, Kentucky 40391, e-mail: ebennett@deltagas.com.

Delta Natural Gas Company, Inc.
3617 Lexington Road
Winchester, Kentucky 40391
Phone: 859.744.6171
Fax: 859.744.6552
www.deltagas.com